April 29, 2025

Joel Latham
Chief Executive Officer
Incannex Healthcare Inc.
Suite 105, 8 Century Circuit Northwest
NSW, 2153 Australia

       Re: Incannex Healthcare Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 18, 2025
           File No. 001-41106
Dear Joel Latham:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jason Miller